Mail Stop 7010

      November 22, 2005

James L. Green
President and Chief Executive Officer
PECO II, Inc.
1376 State Route 598
Galion, Ohio 44833

Re:	PECO II, Inc.
Preliminary Schedule 14A
Filed on November 4, 2005
File No. 0-31283

Dear Mr. Green:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please include a section describing interests of certain persons in the forepart of the document describing the benefits that officers and directors receive the transaction and any conflicts of interest.
We note, for example, that the Voting Agreement provides for board designees. Also provide this information in the Summary section.
See
Item 5 of Schedule 14A.

2. In addition, under the Voting Agreement, Delta has agreed to vote its shares a certain way. It is not clear, since the asset purchase agreement has not been completed yet, whether Delta already owned shares of your stock or whether the stock ownership is a result of the shares to be issued in the asset purchase agreement. Please clarify and provide appropriate disclosure regarding the resulting conflicts of interest.

3. Please provide information about Delta, as required by Item
14(c)(2) of Schedule 14A.

4. We note that you have 50 million shares authorized, that you will have approximately 40 million issued and outstanding after the issuance of the warrant shares, and that you have shares reserved under your stock option plans. Please advise us if you also plan to seek shareholder approval to amend your articles of incorporation to increase the amount of shares authorized.

5. Please attach all material agreements to the transaction to the proxy statement, such as the voting agreement. Also include the full text of the Ohio Control Share Acquisition Act. All material agreements should also be filed with your Exchange Act reports or advise us where you have filed these agreements.

6. It is not clear from the disclosure what assets you will purchase from Delta. Please describe in more detail and quantify if possible what you will acquire (including the nature of the assets and the business conducted pursuant to these assets) so that investors are aware of how the company or its business will change as a result of the acquisition. Briefly describe how this acquisition relates to or complements your current business.

Summary, page 4

7. Please quantify the estimated purchase price for the transaction.

8. Please disclose whether this transaction will cause a change of control. If so, describe any other material triggering events to the company, such as severance payments or acceleration of option vesting.

9. You describe mostly positive, but not negative, aspects of the transaction with respect to the shareholders. Please revise to provide a more balanced summary. For example, discuss the dilutive effects to existing shareholders and the effect of waiving the unaffiliated shareholder protections afforded by the Ohio statute.

10. Ensure that the Summary includes the key terms of the transaction from an investor`s point of view. For example, disclose the changes to the board. Consider whether other aspects of your transaction are material to shareholders and should be discussed in the Summary.

Conditions to the Transactions Contemplated by the Asset Purchase
Agreement and Expected Timing, page 6

11. Clarify that you will recirculate a new proxy statement and resolicit the vote if material conditions to the merger are waived.

Notes to Unaudited Pro Forma Condensed Consolidated Financial
Information with Delta, page 17

12. Please tell us whether the acquisition of Delta Products Corporation represents the acquisition of a business or of assets based on the guidance in Rule 11-01(d) of Regulation S-X. Please also tell us the facts and circumstances that you considered in determining whether the acquisition constituted the purchase of a business or assets based on this guidance. Please bear in mind, that the acquisition of a product line constitutes the acquisition of a business under the broad guidelines of Rule 11-01(d) of Regulation S-
X. In the event that you determine that you have acquired a business, please file three years of historical financial statements and interim financial statements for Delta Products Corporation. Please refer to Item 14 of the Proxy Rules.

13. Please tell us whether the acquisition of Delta Products Corporation represents the acquisition of a business or of assets under generally accepted accounting principles based on the guidance in EITF 98-3. Please also tell us the facts and circumstances that you considered in determining whether the acquisition constituted the purchase of a business or assets based on this guidance. In the event that you determine that you have acquired assets as opposed to a business, please tell us why you have allocated a portion of the purchase price to goodwill given the guidance in paragraph 9 of SFAS
142 that goodwill does not arise from the purchase of a group of assets.

Background of the Transaction, page 22

14. Please disclose the background and discussions relating to the material ancillary agreements, such as the voting, support, and supply agreements.

15. Please quantify the number of shares and the percent of the total shares outstanding that represent the shareholders that are party to the Voting Agreement. Please disclose the number of shareholders and the group or class of shareholders whose consent you solicited.

Our Reasons for the Transactions Contemplated by the Asset
Purchase
Agreement, page 23

16. Please discuss and quantify the risks that the board considered in specific terms and for each of the factors discussed, disclose how each factor either supported or did not support your decision to approve the merger. For example, you state that one of the factors is "the presentations of our management regarding our business, operations, management, financial condition, earnings and prospects," but you do not explain how this information impacted the board`s decision.

17. Please describe whether the Board considered the dilutive effect to shareholders and any potential change of control.

Opinion of Our Financial Advisor, page 25

18. Disclose that the financial advisor has consented to use of the opinion in the document.

19. In the first paragraph, you disclose that GBQ rendered an opinion to the board that the transaction was "fair to them." Please clarify whether you mean the board or the shareholders.

20. In the last bullet at the top of please briefly describe the nature of the management-prepared documents, lists and schedules.

21. In the first full paragraph n page 26, please either disclose the
"other studies, analyses and investigations" or delete the reference.

22. Disclose whether GBQ considered the issuance of additional shares and the effect on existing shareholders. If not, please disclose how this will affect the fairness opinion.

23. Please supplementally provide to us the entire report of GBQ, including the financial tables and analyses.

Discounted Cash Flow Method, page 26

24. Please be more specific about you mean by capital expenditure forecasts of the "telecommunications industry." Explain what sectors of the industry or types of companies you reviewed.

Value of Consideration to be Paid by PECO II, page 28

25. It is not clear what the statement "This value is in the lower range of the fair consideration we will receive, being $7.9 million to $13.6 million." Disclose what "fair consideration" means.
What
is the value of the consideration you will receive in the transaction? Why is the range of $7.9 million to $13.6 million so large?

Amendment to the Amended and Restated Code of Regulations of PECO
II,
Inc. to Opt Out of the Ohio Control Share Acquisition Act, page 39

26. Please quantify the amount and percentage of shares that are deemed interested shares in connection with the transaction.

27. You state that in this instance, the Ohio Control Share Acquisition Act is not beneficial to the interests of the company. Please explain why and clarify whether it is beneficial to the unaffiliated shareholders. Also balance this disclosure by explaining the purpose and the benefits of this Act to shareholders. Describe the benefits and detriments of this amendment to the company and shareholders for future transactions.

28. Please clarify that you are only adding Section X or mark the language in your code that you are proposing to amend.

Proposals 2 and 3, page 41

29. Please disclose the shares you currently have authorized and issued and discuss the potential dilutive effects of the proposals to existing shareholders.

30. Please clarify whether the warrant is immediately exercisable.

Where You Can Find More Information, page 45

31. Please revise this section and add an appendix to include your quarterly report for the quarter ended September 30, 2005.

      Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

      To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information, as well as the amended filing, marked to indicate any changes.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct questions regarding accounting comments to Gus Rodriguez at (202) 551-3752, or in his absence, to Scott Watkinson at
(202) 551-3741. Please direct all other questions to Brigitte Lippmann at (202) 551-3713. You may also call the undersigned
Branch
Chief at (202) 551-3767, who supervised the review of your filing.

Sincerely,



Jennifer Hardy
Branch Chief


cc:  	Mark B. Koogler, Esq.
Porter, Wright, Morris & Arthur LLP
41 South High Street
Columbus, Ohio 43215-6194

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James L. Green
PECO II, Inc.
November 22, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE